UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

____________________

FORM 11-K

ANNUAL REPORT
PURSUANT TO SECTION 15(d) OF THE
SECURITIES EXCHANGE ACT OF 1934

(Mark One):

☒	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended: December 31, 2009

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from                to

Commission file number: 1-14365

A.	Full title of the plan and the address of the plan, if different from that of the issuer named below:

EL PASO CORPORATION
RETIREMENT SAVINGS PLAN
(Full title of the Plan)
(herein referred to as the "Plan")

B.	Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

EL PASO CORPORATION
(Name of the issuer of the securities held pursuant to the Plan)
(herein referred to as the "Company")
1001 Louisiana Street
Houston, Texas 77002

El Paso Corporation Retirement Savings Plan
Financial Statements and Supplemental Schedule
December 31, 2009 and 2008 and For the Year Ended December 31, 2009

El Paso Corporation Retirement Savings Plan
Table of Contents

Page(s)

Report of Independent Registered Public Accounting Firm	1

Financial Statements

Statements of Net Assets Available for Benefits	2

Statement of Changes in Net Assets Available for Benefits	3

Notes to the Financial Statements	4-12

Supplemental Schedule

Schedule H, Line 4(i) – Schedule of Assets (Held at End of Year)	13

Signature	14

Report of Independent Registered Public Accounting Firm

Plan Administrator
El Paso Corporation Retirement Savings Plan

We have audited the accompanying statements of net assets available for benefits of El Paso Corporation Retirement Savings Plan as of December 31, 2009 and 2008, and the related statement of changes in net assets available for benefits for the year ended December 31, 2009. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. We were not engaged to perform an audit of the Plan’s internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan at December 31, 2009 and 2008, and the changes in its net assets available for benefits for the year ended December 31, 2009, in conformity with US generally accepted accounting principles.

Our audits were performed for the purpose of forming an opinion on the financial statements taken as a whole. The accompanying supplemental schedule of assets (held at end of year) as of December 31, 2009, is presented for purposes of additional analysis and is not a required part of the financial statements but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan’s management. The supplemental schedule has been subjected to the auditing procedures applied in our audits of the financial statements and, in our opinion, is fairly stated in all material respects in relation to the financial statements taken as a whole.

/s/Ernst & Young LLP

Houston, Texas
June 22, 2010

El Paso Corporation Retirement Savings Plan
Statements of Net Assets Available for Benefits
(In thousands)

	December 31,
	2009	2008
Assets
Investments (at fair value)	$779,336	$612,060
Receivables
Employer contribution	840	938
Dividend income	114	592
Interest income	-	7
Total receivables	954	1,537
Total assets	780,290	613,597

Liabilities
Accrued expenses	350	486
Total liabilities	350	486

Net assets reflecting investments at fair value	779,940	613,111
Adjustment from fair value to contract value for fully benefit-responsive investment contracts	(6,709)	5,990
Net assets available for benefits	$773,231	$619,101

See accompanying notes.

El Paso Corporation Retirement Savings Plan
Statement of Changes in Net Assets Available for Benefits
Year Ended December 31, 2009
(In thousands)

Additions
Investment income
Net appreciation in fair value of investments	$107,437
Dividends	8,208
Interest	9,235
Total investment income, net	124,880

Other income	12,483

Contributions
Employer	18,731
Participant	39,674
Total contributions	58,405
Total additions	195,768

Deductions
Benefits paid to participants	40,335
Administrative expenses	1,303
Total deductions	41,638
Net increase in net assets available for benefits	154,130
Net assets available for benefits
Beginning of year	619,101
End of year	$773,231

See accompanying notes.

El Paso Corporation Retirement Savings Plan
Notes to Financial Statements

  1. Description of Plan

The following description of the El Paso Corporation Retirement Savings Plan (the Plan) provides general information about the Plan’s provisions in effect for the plan years ended December 31, 2009 and 2008.  Participants should refer to the Plan document and summary plan description for a more complete description of the Plan’s provisions.

General

The Plan is a defined contribution plan covering certain employees of El Paso Corporation (the Company) and its participating subsidiaries. The El Paso Corporation Retirement Savings Plan Committee (the Committee) is responsible for the general administration of the Plan as described in the Plan document. JPMorgan Chase Bank, N.A. (JPMorgan) is the trustee of the Plan. JPMorgan Retirement Plan Services is the recordkeeper for the Plan. INVESCO Institutional (N.A.), Inc. (INVESCO) is an investment manager with respect to certain assets in the Plan.  The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974, as amended (ERISA).

Eligibility

Individuals, with the exception of non-resident aliens, certain foreign nationals, leased employees, employees covered under a collective bargaining agreement and individuals treated as non-employees for payroll tax purposes, are eligible employees and become participants in the Plan immediately upon employment with the Company.

Contributions

A participant may elect to contribute (on a before-tax, after-tax, or Roth basis) up to 50 percent of his or her eligible compensation.  A participant may increase or decrease his or her contribution elections or make changes to his or her investment options at any time.  In addition, participants who have attained age 50 are eligible to contribute additional before-tax or Roth contributions that may exceed normal Plan limits.  Participants may also rollover distributions from other qualified plans into the Plan.

Individuals who become eligible employees are automatically enrolled into the Plan with a before-tax contribution amount of two percent of their eligible compensation excluding bonus earnings.  These contributions are invested in the age–appropriate SmartRetirement Funds. Within 30 days of eligibility, the participant can choose to “opt out” of the Plan, elect a contribution amount other than two percent, or elect other investment options.

The Company makes matching contributions that are allocated in the same manner as that of the participant’s elective contributions. The Company matching contributions are equal to 75 percent of the participant’s contributions up to a maximum level of six percent of the participant’s eligible compensation. Company matching contributions are generally made in cash, although the Company may elect to make matching contributions in Company stock. The Company may also make additional matching contributions for any plan year, which are determined and contributed after the end of such plan year. These additional matching contributions are made at the sole discretion of the Company.  The Company did not make additional matching contributions for the 2009 plan year.

All contributions are subject to certain limitations of the Internal Revenue Code (the Code).

Participant Accounts

Each participant’s account is credited with the participant’s contributions, the Company’s matching contributions, and the participant’s share of net earnings or losses of his or her respective elected investment funds under the Plan and is charged with an allocation of administrative expenses.

Vesting

A participant’s interest in his or her account is fully vested at all times.

Payment of Benefits

Upon separation from service with the Company due to death, disability, retirement or termination, a participant whose account balance exceeds $1,000 may elect to receive a lump-sum distribution, a deferred lump-sum distribution or installment payments on a quarterly or annual basis. A participant may receive installments or defer his or her distributions over a period that ends on or before April 1 of the year following the calendar year in which the participant attains age 70-1/2.  A participant whose account balance is $1,000 or less and has not commenced receiving installment payments will automatically receive an immediate lump-sum distribution equal to his or her account balance.

Participant Loans

Participants may obtain a loan against the balance of his or her account. To obtain a loan, the participant must have a total account balance of at least $2,000.  Loan amounts can range from $1,000 to $50,000 but may not be more than 50 percent of the total balance in the participant’s account.  The $50,000 limit is reduced by the participant’s highest outstanding loan balance during the preceding 12-month period.  A participant may not have more than two loans outstanding at any point in time.  Participants may not borrow amounts held in an IRA account, Roth account, or Roth rollover account.  The interest rate on a loan is fixed and is calculated at the prime rate for the month in which the loan is requested, as published in the Wall Street Journal, plus one percent.  The repayment period varies from one to five years on a general loan and up to 15 years on a new home loan. There is a one time $50 loan origination fee per loan. If a participant terminates employment with the Company, he or she may continue to make loan payments through a pre-authorized check agreement.  If the loan is not repaid, it will automatically be treated as a distribution to the participant.

Withdrawals

Under certain circumstances a participant may request a hardship withdrawal for an immediate financial need relating to medical or funeral and burial expenses.  Hardship withdrawals are strictly regulated by the Internal Revenue Service (IRS) and a participant must exhaust all available loan options and available Plan distributions prior to requesting a hardship withdrawal. In-service withdrawals are also available in certain limited circumstances.

Investment in Company Stock

The Plan invests in common stock of the Company through its Company Stock Fund, which is an investment option mandated by the terms of the Plan. The Company Stock Fund may also hold cash or other short-term fixed income securities, although these are expected to be a small percentage of the fund.

The Plan limits the amount participants can invest in the Company Stock Fund to encourage diversification of accounts. Each payroll period, a participant can direct up to a maximum of 25 percent of his or her contributions in the Company Stock Fund.  In addition, a participant may not transfer amounts from other investment funds into the Company Stock Fund to the extent the transfer would result in more than 25 percent of the participant’s total account balance being invested in the Company Stock Fund.  If a participant elects a transfer that would result in more than 25 percent of his or her total account being invested in the Company Stock Fund, the election will only be given effect to the extent possible, without exceeding the 25 percent limit.

Each participant is entitled to exercise voting rights attributable to the shares allocated to his or her account and is notified by the Company prior to the time that such rights may be exercised.  The Trustee is not permitted to vote any allocated shares for which instructions have not been given by a participant. The Trustee votes any unallocated shares in the same proportion as those shares that were allocated, unless the Committee directs the Trustee otherwise.  Participants have the same voting rights in the event of a tender or exchange offer.

  2. Basis of Accounting and Summary of Significant Accounting Policies

Basis of Accounting

The financial statements of the Plan are prepared on the accrual basis of accounting.

Use of Estimates

The preparation of financial statements in conformity with United States generally accepted accounting principles requires management to make estimates that affect the amounts reported in the Plan’s financial statements and the related disclosures.  Actual results can differ from those estimates.

Valuation of Investments

Investments held by the Plan are stated at fair value.  The fair value of a financial instrument is the amount that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date (an exit price).  See Note 4 for discussion of fair value measurements.

Investment contracts held by the Plan are reported at fair value in the statements of net assets available for benefits.  In addition, the statements of net assets available for benefits present the contract value of fully benefit-responsive investment contracts.  Contract value is the amount participants would receive if they were to initiate transfers or withdrawals under the terms of the Plan.  Accordingly, the statement of changes in net assets available for benefits reflects changes in the value of these investments at contract value (instead of at fair value).

During 2009, the Plan adopted updated accounting and reporting standards for fair value measurements and disclosures.  Among other things, the standards provide additional guidance on estimating fair value when the volume and level of activity for an asset or liability have significantly decreased in relation to normal market activity for the asset or liability.  The standards also permit, as a practical expedient for certain investments, the measurement of fair value on the basis of the net asset value of an investment.  For further information on additional disclosures required by the standards, see Note 4.  The adoption of these standards did not have an effect on the Plan’s financial statements.

Investment Income

Interest income is recorded as earned on an accrual basis. Dividend income is recorded on the ex-dividend date.

Purchases and Sales

Purchases and sales of securities are reflected on a trade-date basis. The basis of securities sold is determined by average cost.

Payment of Benefits

Benefits are recorded when paid.

Administrative Expenses

Administrative expenses include participant recordkeeping and trustee fees, and certain professional fees incurred and paid by the Plan. In addition, expenses directly relating to the purchase, sale, or transfer of the Plan’s investments are charged to the particular investment fund to which the expense relates. These expenses are shown as administrative expenses in the Plan’s financial statements.  Certain administrative expenses of the Plan are paid by the Company.

Risks and Uncertainties

The Plan invests in various investment securities that are exposed to various risks, such as interest rate risk, market risk and credit risk. Due to the level of risk associated with these securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term, and that those changes could have a material effect on the amounts reported in the statements of net assets available for benefits and on participants’ account balances.

New Accounting Pronouncement Issued But Not Yet Adopted

In January 2010, the Financial Accounting Standards Board (FASB) issued an update on the guidance for fair value measurements and disclosures.  The update requires new disclosures and clarification of existing disclosures related to fair value measurements.  Certain disclosures are effective for reporting periods beginning after December 15, 2009 and the remaining disclosures are effective for fiscal years beginning after December 15, 2010.  The impact that the provisions of this updated accounting standard will have on the Plan is currently being evaluated.

  3. Investment Contracts

The Plan, through its Stable Value Fund (the Fund), holds investments in common/collective trusts. To reduce the risk of market losses on these investments, the Fund enters into synthetic investment contracts (which consist of common/collective trusts and wrapper contracts) with financial institutions and insurance companies.  Synthetic investment contracts enable participants to transact at contract value by protecting the principal amount invested over a specified period of time. The assets underlying the investment contracts are owned by the Plan. These investment contracts are fully benefit-responsive and an adjustment of these contracts to their contract value is reflected in the statements of net assets available for benefits. Contract value represents the original cost of the contract, plus interest (based upon the crediting rates of the underlying contracts) and deposits, reduced by administrative fees, transfers out, and withdrawals.

The Plan’s investments that are covered by the synthetic investment contracts earn interest at interest crediting rates that are typically reset on a monthly or quarterly basis.  These interest crediting rates use a formula that is based on the characteristics of the underlying fixed income portfolio.  The minimum interest crediting rate for all investment contracts is zero percent.  Factors that can influence the future average crediting rates are (i) the level of market interest rates; (ii) the amount and timing of participant contributions, transfers and withdrawals into/out of the investment contract; (iii) the investment returns generated by the fixed income investments that underlie the investment contracts; or (iv) the duration of the investments underlying the investment contracts.  The crediting rate formula amortizes the market value gains and losses over the duration of the underlying investments.  The resulting gains and losses in the fair value of the underlying investments relative to the contract value are reported in the statements of net assets available for benefits as the adjustment from fair value to contract value for fully benefit-responsive investment contracts.

For the Plan’s investments covered by synthetic investment contracts, the average yield earned by the Plan and the average yield earned by the Plan adjusted for actual interest credited to participants at December 31, 2009 and 2008 is as follows:

	2009	2008
	(Percent)
Average yield earned by the Plan (1)	3.14	6.75
Average yield earned by the Plan adjusted for actual interest credited to participants (2)	4.12	4.18
_____________
(1) This is the average yield earned by the Plan (which may differ from the interest rate credited to participants in the Plan).  This average yield is calculated by dividing the yield to maturity (an estimate of annualized earnings) of the Fund on December 31, 2009 (irrespective of the interest rate credited to participants in the Fund) by the fair value of all investments in the Fund.

(2) This is the average yield earned by the Plan with an adjustment to reflect the actual interest rate credited to participants in the Plan.  This average yield is calculated by dividing the interest crediting rate (an estimate of annualized earnings) credited to participants on December 31, 2009 (irrespective of the actual earnings of the investments in the Fund) by the fair value of all investments in the Fund.

In certain events, the amounts withdrawn from investment contracts may be payable at fair value rather than contract value.  These events include termination of the Plan, a material adverse change to the provisions of the Plan, if the employer elects to withdraw from an investment contract or if the terms of a successor plan do not meet the contract issuer’s criteria for the issuance of a similar contract.  Based upon experience to date, the Company does not believe the events described above are probable of occurring.

In some cases, an investment contract issuer may terminate a contract with the Plan and settle at amounts different than the contract value.  Examples of these events include the Plan’s loss of its qualified status, material breaches of responsibilities that are not cured or material and adverse changes to the provisions of the Plan.  The Company is not aware of any events that would cause the Plan to terminate its investment contracts.

  4. Fair Value Measurements

Investments held by the Plan are carried at fair value.  These fair values are determined using various methods, which are impacted by a number of factors, including the availability of observable market data over the contractual term of the underlying assets. For some of the Plan’s assets, fair value is determined based on directly observable market data or data available for similar assets in similar markets. For other assets, the fair value may be determined based on these inputs as well as other assumptions related to estimates of these assets, such as the creditworthiness of the issuer. The Plan’s assets are separated into three levels (Levels 1, 2 and 3) based on the Plan’s assessment of the availability of observable market data and the significance of non-observable data used to determine the fair value of the Plan’s assets. The Plan’s assessment of an asset can change over time based on the maturity or liquidity of the asset, which could result in a change in the classification of the assets between levels.  The fair value measurement level within the fair value hierarchy is based on the lowest level of any input that is significant to the fair value measurement.  Valuation techniques used maximize the use of observable inputs and minimize the use of unobservable inputs.

Each of these levels and the Plan’s corresponding assets classified by level are further described below:

•
Level 1 assets’ fair values are based on quoted prices in actively traded markets. Included in this level are mutual funds and common stock whose fair value is determined using the quoted prices of these assets.

•
Level 2 assets’ fair values are primarily based on pricing data representative of quoted prices for similar assets in active markets (or identical assets in less active markets). Included in this level are common/collective trusts whose fair values are based on the net asset value as reported by the issuer, which is determined based on the fair value of the underlying securities as of the valuation date.

•
Level 3 assets’ fair values are partially calculated using pricing data that is similar to Level 2 above and valuation techniques that require inputs that are both significant to the fair value measurement and unobservable. Included in this level are participant loans and wrapper contracts.  The outstanding principal amount of participant loans approximates their fair value.  The Plan determined the fair value of participant loans based on the present value of future loan payments using the prime rate at December 31, 2009.  Wrapper contracts provide market and cash flow protection of the underlying common/collective trusts, which are included in Level 2 above.  The fair value of the wrapper contracts is determined by calculating the present value of the difference between fees being paid for the wrapper and future fees that would be paid for a similar market-based wrapper.  The present value of this difference is calculated using a swap yield curve that is based on the duration of the contract, and adjusted for the credit quality rating of the contract issuer.

The methods described above may produce a fair value that may not be indicative of net realizable value or reflective of future fair values.  Furthermore, while the Plan believes its valuation techniques are appropriate and consistent with other market participants, the use of different methodologies or assumptions to determine the fair value of certain financial instruments could result in different fair value measurements at the reporting date.  There have been no changes in the methodologies used at December 31, 2009 and 2008.

Listed below are the fair values of the Plan’s assets that are recorded at fair value classified in each level at December 31, 2009 and 2008 (in thousands):

	December 31, 2009
	Level 1	Level 2	Level 3	Total
Exchange traded mutual funds:
Equity	$131,231	$-	$-	$131,231
Foreign equity	60,837	-	-	60,837
Balanced	45,892	-	-	45,892
Fixed income	43,622	-	-	43,622
Small cap	19,323	-	-	19,323
Company common stock	111,275	-	-	111,275
Common/collective trusts(4):
Fixed income(1)	-	232,080	-	232,080
Domestic equity(2)	-	72,640	-	72,640
Target date retirement funds(3)	-	30,087	-	30,087
Money market	-	14,673	-	14,673
Participant loans	-	-	17,333	17,333
Wrapper contracts	-	-	343	343
Total	$412,180	$349,480	$17,676	$779,336

(1)	Redemptions may require advance notice of at least ten days and are effective within sixty days.
(2)	Redemptions may require advance notice of at least 3 days.
(3)
This category consists of common/collective trusts which become increasingly conservative as the respective target retirement date approaches.  Each has a diversified portfolio which may include domestic and foreign equity securities, fixed income securities, and other investments. For redemptions outside of ordinary Plan activity, notice is required 60 days prior to the end of the calendar quarter as of which the withdrawal is to be effected.

(4)	The issuer reserves the right to temporarily delay withdrawal in certain situations such as market conditions or at the issuer’s discretion.

	December 31, 2008
	Level 1	Level 2	Level 3	Total
Mutual funds	$215,725	$–	$–	$215,725
Common stock	92,352	–	–	92,352
Common/collective trusts	–	288,203	–	288,203
Participant loans	–	–	15,389	15,389
Wrapper contracts	–	–	391	391
Total	$308,077	$288,203	$15,780	$612,060

The following table presents the changes in the financial assets included in Level 3 for the year ended December 31, 2009 (in thousands):

	Balance, beginning of year	Unrealized losses	Purchases, issuances, and settlements (net)	Balance, end of year
Participant loans	$15,389	$-	$1,944	$17,333
Wrapper contracts	391	(48)	-	343
Total	$15,780	$(48)	$1,944	$17,676

    Investments Representing Five Percent or More of Net Assets

Investments representing five percent or more of the Plan’s net assets at December 31, 2009 and 2008 are as follows (in thousands):

	2009	2008
Company Stock
El Paso Corporation Company Stock	$111,275	$92,352
Mutual Funds
American Funds Growth Fund of America - R6	86,444	63,154
MFS Institutional International Equity Fund	48,539	31,048
Dodge & Cox Balanced Fund	45,892	35,659
Dodge & Cox Stock Fund	44,787	32,832
Pimco Total Return Fund	43,622	32,961
Common/Collective Trusts
Blackrock Equity Index Fund T	72,640	50,075
INVESCO Multi-Manager A or Better Intermediate Government Credit Fund	42,249	38,321
INVESCO Multi-Manager A or Better Intermediate Government Credit Fund	42,002	38,101
INVESCO Multi-Manager A or Better Core Fund (a)	35,298	32,391
_____________
(a) Investment did not represent more than five percent of the Plan’s net assets at December 31, 2009.

Net Appreciation

During 2009, the Plan’s investments appreciated as follows (in thousands):

Company stock	$23,869
Mutual funds	62,066
Common/collective trusts	21,502
Net appreciation in fair value of investments	$107,437

  5.  Related Party Transactions

Certain investments of the Plan are managed by JPMorgan. JPMorgan is the trustee of the Plan and, therefore, these transactions qualify as party-in-interest transactions. Certain common/collective trusts are separately managed by INVESCO, which also qualify as party-in-interest transactions.  Additionally, a portion of the Plan’s assets are invested in the Company’s stock. Because the Company is the plan sponsor, transactions involving the Company’s stock qualify as party-in-interest transactions. Loans made to Plan participants also qualify as party-in-interest transactions.  For further information, see Note 1.  All of these transactions are exempt from the prohibited transactions rules of ERISA Section 406(a).

  6.  Other Income

In December 2002, a purported class action lawsuit entitled William H. Lewis, III v. El Paso Corporation, et al. was filed in the U. S. District Court for the Southern District of Texas alleging that the Company’s communication with participants in the Plan included various misrepresentations and omissions that caused members of the class to hold and maintain investments in El Paso stock in violation of ERISA.  The Company settled this matter in  2009 and approximately $12.5 million was received by the Plan in December 2009.

  7. Tax Status

The Plan has received a determination letter from the IRS dated June 4, 2009, stating that the Plan is qualified under Section 401(a) of the Code and therefore, the related trust is exempt from taxation. Subsequent to this determination by the IRS, the Plan was amended.  Once qualified, the Plan is required to operate in conformity with the Code to maintain its qualification. The Plan administrator believes the Plan is being operated in compliance with the applicable requirements of the Code and, therefore, believes that the Plan is qualified and the related trust is tax exempt.

  8. Plan Termination

Although it has not expressed an intention to do so, the Company reserves the right under the Plan to discontinue contributions at any time and to terminate the Plan subject to the provisions of ERISA and the Code. Upon termination, the Plan’s assets would be distributed to the participants, as directed by the Committee in accordance with the Plan’s provisions and applicable law, on the basis of the participants’ account balances existing at the date of termination, as adjusted for investment gains and losses.

  9. Reconciliation to the Form 5500

Participant withdrawals that have been processed and approved but not paid by the Plan at December 31, 2009 and 2008 are not considered Plan liabilities under generally accepted accounting principles; therefore, they are not presented as liabilities or benefits paid in the accompanying financial statements. They are, however, recorded as benefits payable on the Form 5500.

The accompanying financial statements present fully benefit-responsive contracts at fair value with an adjustment to contract value. The Form 5500 requires these contracts to be presented at fair value. Therefore, the adjustment from contract value to fair value for fully benefit-responsive investment contracts represents a reconciling item between the accompanying financial statements and the Form 5500.

The following is a reconciliation of net assets available for benefits per the financial statements to the Form 5500 (in thousands):

	December 31,
	2009	2008
Net assets available for benefits per the financial statements	$773,231	$619,101
Less: Participant withdrawals processed and approved but not paid by the Plan	-	(8)
Adjustment from contract value to fair value for fully benefit-responsive investment contracts	6,709	(5,990)
Net assets available for benefits per the Form 5500	$779,940	$613,103

The following is a reconciliation of the net decrease in net assets available for benefits per the financial statements to the Form 5500 for the year ended December 31, 2009 (in thousands):

Net increase in net assets available for benefits per the financial statements	$154,130
Add: Participant withdrawals processed and approved but not paid by the Plan at December 31, 2008	8
Less: Participant withdrawals processed and approved but not paid by the Plan at December 31, 2009	-
Add: Change in adjustment from contract value to fair value for fully benefit-responsive investment contracts	12,699
Net increase in net assets available for benefits per the Form 5500	$166,837

El Paso Corporation Retirement Savings Plan
Schedule H, Line 4(i) - Schedule of Assets (Held at End of Year)
EIN: 76-0568816 PN: 002
December 31, 2009

(a)	(b)	(c)	(e)
	Identity of issue, borrower, lessor or similar party	Description of investment including maturity date, rate of interest, collateral, par, or maturity value	Current value

	Common/Collective Trusts
*	INVESCO	IGT ** INVESCO Multi-Manager A or Better Intermediate Government Credit Fund	$42,002,117
*	INVESCO	IGT ** INVESCO Short-Term Bond Fund	26,562,780
*	INVESCO	IGT ** INVESCO Short-Term Bond Fund	26,821,716
*	INVESCO	IGT ** INVESCO Multi-Manager A or Better Intermediate Government Credit Fund	42,248,544
*	INVESCO	IGT ** INVESCO Short-Term Bond Fund	32,548,646
*	INVESCO	IGT ** INVESCO Short-Term Bond Fund	26,598,038
*	INVESCO	IGT ** INVESCO Multi-Manager A or Better Core Fund	35,297,788
*	JPMorgan Chase	JPMorgan STIF VAN 2	14,503,270
	Blackrock Institutional Trust Company	BlackRock Equity Index Fund T	72,639,635
*	JPMorgan Chase	JPMorgan SmartRetirement 2010 Fund	2,928,566
*	JPMorgan Chase	JPMorgan SmartRetirement 2015 Fund	4,665,525
*	JPMorgan Chase	JPMorgan SmartRetirement 2020 Fund	8,743,513
*	JPMorgan Chase	JPMorgan SmartRetirement 2030 Fund	6,758,429
*	JPMorgan Chase	JPMorgan SmartRetirement 2040 Fund	6,991,534
*	JPMorgan Chase	JPMorgan STIF VAN 2	169,519
		Total Common/Collective Trusts	349,479,620
	Wrapper Contracts
	Bank of America	Bank of America Wrapper #99-056	156,025
	ING Life Insurance	ING Wrapper #60111	24,421
	IXIS Financial	IXIS Wrapper #1163-01	–
*	JPMorgan Chase	JPMorgan Wrapper #401728-MIA	114,123
	Monumental Life Insurance	Monumental Life Insurance Wrapper MDA-00436TR	–
	Rabobank Nederland	Rabobank Nederland Wrapper EPN100201	48,909
	State Street Bank	State Street Bank Wrapper #103105	–
		Total Wrapper Contracts	343,478

	Mutual Funds
	Pimco	Pimco Total Return Fund	43,621,587
	Dodge & Cox	Dodge & Cox Balanced Fund	45,892,138
	Dodge & Cox	Dodge & Cox Stock Fund	44,786,778
	American Funds	American Funds Growth Fund of America – R6	86,443,623
	Harbor	Harbor Small Cap Value Institutional Fund	5,883,885
	Laudus Rosenberg	Laudus Rosenberg US Discovery – Institutional Fund	3,700,400
	UBS	UBS US Small Cap Growth Y Fund	13,439,181
	Lazard	Lazard Emerging Markets – INST	8,598,232
	MFS Investments	MFS Institutional International Equity Fund	48,538,756
		Total Mutual Funds	300,904,580

	Company Stock Fund
*	El Paso Corporation	El Paso Corporation Company Stock	111,275,011

	Participant Loans
*	Participant Loans	Loans (Interest rates 4.25% – 10.50%)	17,333,099
			$779,335,788

*    Party-in-interest
**  INVESCO Group Trust

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, The Trustees (or other persons who administer the plan) have duly caused this annual report to be signed by the undersigned hereunto duly authorized.

EL PASO CORPORATION Retirement Savings Plan

By:	/s/ John J. Hopper
John J. Hopper
Chairman of the El Paso Corporation Retirement Savings Plan Committee

Date:  June 22, 2010

EXHIBIT INDEX

Exhibit Number	Description
23.1	Consent of Independent Registered Public Accounting Firm